40-33

08018278

SUPERIOR COURT OF THE DISTRICT OF COLUMBIA

RENA NADOFF, on behalf of herself, and Derivatively, on behalf of ALLIED CAPITAL CORPORATION Plaintiff, v. **WILLIAM L. WALTON**, *et al.* Defendants.	**Case No. 2008 CA 007108 B** **Calendar 1- Judge Fisher** **Next Court Date: January 9, 2009** **Event: Initial Conference**

MEMORANDUM OF POINTS AND AUTHORITIES IN SUPPORT OF THE INDIVIDUAL DEFENDANTS' AND NOMINAL DEFENDANT ALLIED CAPITAL CORPORATION'S MOTION TO DISMISS PLAINTIFF'S VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT

Ronald C. Machen (D.C. Bar # 447889)
Thomas F. Connell (D.C. Bar #289579)
Christopher Davies (D.C. Bar #465366)
Jonathan E. Paikin (D.C. Bar #466445)
WILMER CUTLER PICKERING
HALE and DORR LLP
1875 Pennsylvania Ave., N.W.
Washington, DC 20006
(202) 663-6000

ronald.machen@wilmerhale.com
thomas.connell@wilmerhale.com
christopher.davies@wilmerhale.com
jonathan.paikin@wilmerhale.com

Counsel for Defendants

TABLE OF CONTENTS

TABLE OF AUTHORITIES

CASES

RULES AND REGULATIONS

MISCELLANEOUS

INTRODUCTION AND SUMMARY OF ARGUMENT

This is the third complaint, and second derivative action, filed by Rena Nadoff, a New York resident and serial litigant, against Allied Capital Corporation ("Allied" or the "Company"). Her prior two actions, one filed in the United States District Court for the Southern District of New York in 2002 and one filed last year in this Court, were both dismissed. Ms. Nadoff, who holds 100 of Allied's approximately 180 million outstanding shares of stock, again alleges that Allied's directors and management breached their fiduciary duties. Her allegations are not new; they have been the subject of prior litigation and years-long investigations by the Securities and Exchange Commission ("SEC") and Department of Justice ("DOJ"), none of which found that Allied's directors or management knew of or condoned any misconduct. More important to this action, Ms. Nadoff's first derivative action was dismissed by the Honorable Geoffrey M. Alprin on July 25, 2007, *see Nadoff v. Walton*, No. 2007 CA 001060 B, slip op. at 6-7 (D.C. Super. Ct. Jul. 25, 2007), attached hereto as Exhibit A (hereinafter, "Order"); and under binding Court of Appeals precedent, this second suit is barred by *res judicata*. *See Bazata v. National Ins. Co. of Washington*, 400 A.2d 313 (D.C. 1979).

In addition to being precluded by *res judicata*, Ms. Nadoff's complaint must also be dismissed because "it appears that [Ms. Nadoff] does not fairly and adequately represent the interests of the shareholders." Superior Court Civ. R. 23.1. Ms. Nadoff owns a tiny interest in Allied, is the only shareholder ever to file a derivative action against Allied's directors, participated in numerous securities suits over the years against multiple defendants, and previously – and openly – aligned herself with short sellers of Allied stock whose interests are by definition adverse to Allied.[1] Indeed, Ms. Nadoff first brought suit against Allied in the Southern District of New York more than six years ago, on the heels of a public attack by a prominent short seller, David Einhorn. Ms. Nadoff's complaint in that action, which made many of the same allegations as her current complaint, was consolidated with others and dismissed by the Honorable Gerald Lynch. *See In re Allied Capital Corp. Secs. Litig.*, No. 02 Civ. 3812, 2003 WL 1964184, at *1 (S.D.N.Y. Apr. 25, 2003).

This action should also be dismissed for a third, no less compelling, reason. After Judge Alprin dismissed her first derivative lawsuit in July 2007, Ms. Nadoff sent a demand letter (dated October 5, 2007) to Allied's Board of Directors, asking the Company to sue each member of its Board (*i.e.*, the same individuals she later sued in this action). Although Ms. Nadoff's demand was barred by *res judicata* under Court of Appeals precedent in *Bazata*, Allied nevertheless appointed a Special Committee to investigate her claims.

The Committee was comprised of three Board members about whom Ms. Nadoff had made no individualized allegations in her earlier actions and whose personal and professional standing are beyond reproach. The Special Committee retained Earl Silbert, a former U.S. Attorney for the District of Columbia, and his law firm, DLA Piper US LLP ("DLA Piper"), to assist in its investigation of Ms. Nadoff's allegations. The Special Committee twice invited Ms. Nadoff to supply it with information to support her allegations; Ms. Nadoff ignored both requests. During its methodical seven-month investigation, the Committee and its counsel: reviewed thousands of pages of documents, testimony, SEC filings, and audit reports; conducted

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1/ A "short seller" borrows stock from a lender and sells the borrowed stock, hoping and expecting that the price of the stock will decline. If the price declines, the short-seller will be able to purchase the stock later at a lower price, return the stock to the lender, and keep the profits. Unlike shareholder investors in a company, a short seller's economic interest is in driving down the value of the target company.

numerous interviews; produced a 40-page report detailing its findings; and ultimately recommended against the company pursuing a lawsuit against any directors or officers. After thorough deliberations, the Board of Directors adopted the Special Committee's recommendations. The Board's decision was a proper exercise of its business judgment that, under applicable Maryland law, cannot be second-guessed absent a particularized showing that it was premised on bad faith or fraud – a showing that Ms. Nadoff has not even attempted to make. *See NAACP v. Golding*, 679 A.2d 554, 559 (Md. 1996).[2]

In short, three separate and independent reasons mandate dismissal of this derivative lawsuit: (1) it is barred by *res judicata*; (2) it is barred by Rule 23.1, because Ms. Nadoff is not a proper shareholder representative authorized to bring this derivative lawsuit in Allied's name; and (3) it is barred by the business judgment rule, which protects the shareholder-elected Board of Director's decision to adopt the Special Committee's findings that this lawsuit should not be initiated because it is not in the best interests of Allied's shareholders.

BACKGROUND[3]

A. The Parties

Allied, a Maryland corporation headquartered at 1919 Pennsylvania Avenue, N.W., is a business development company ("BDC") that invests in private companies in a variety of industries.[4] (Complaint ¶ 8 (hereinafter "Compl.").) Allied provides long-term debt and equity capital to over 140 companies in its portfolio of investments, including Business Loan Express

[2] Substantively, a shareholder derivative suit is governed by the law of the state of incorporation. *Kamen v. Kemper Fin. Servs., Inc.*, 500 U.S. 90, 108-09 (U.S. 1991). As noted, defendant Allied is incorporated in Maryland.

[3] For purposes of this motion only, defendants accept plaintiff's factual allegations as true.

[4] "BDCs[] are closed-end funds that make investments in small and developing businesses." Registration Form for Closed-End Management Investment Companies, 57 FR 56826, 56832 (Dec. 1, 1992), codified at 17 C.F.R. pts. 230, 239, 270, and 274.

LLC ("BLX"). (Compl. ¶ 16.) BLX originated, sold, and serviced small business loans, including U.S. Small Business Administration ("SBA") loans. (Compl. ¶ 17.)[5]

Ms. Nadoff owns only 100 of Allied's 180 million outstanding shares and is just one of the Company's approximately 180,000 shareholders. She has previously sued at least four companies other than Allied, as well as the directors of a fifth company.[6] Her two previous suits against Allied, which raised essentially the same claims as those in this current action, were both dismissed, with no appeal taken.[7] (Compl. Ex. F at 5.)

B. Ms. Nadoff's Allegations Were Scrutinized in Prior Investigations and Litigation

Since mid-2002, David Einhorn of the hedge fund Greenlight Capital and a cabal of other Wall Street traders have taken "short" positions in Allied stock – so as to profit if Allied's stock goes down – and launched a public campaign against Allied asserting, among other things, that the Company's stock price is inflated because its financial statements overstate the value of its portfolio company investments, including BLX. (Compl. ¶ 27.) The publicity surrounding the allegations not only frightened shareholders and ultimately deflated Allied's stock price, but also led to government investigations and private litigation over Allied's valuation practices, none of which resulted in findings that Allied overvalued its assets or that its directors or officers engaged in any misconduct. Much of Ms. Nadoff's present complaint rehashes these stale,

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5/ BLX, now Ciena Capital LLC, voluntarily filed for Chapter 11 bankruptcy protection on September 30, 2008. (Sept. 30, 2008 press release at www.alliedcapital.com.)

6/ *See Nadoff v. Duane Reade, Inc.*, 107 Fed. Appx. 250 (2d Cir. 2004); *In re Suprema Specialties, Inc. Secs. Litig.*, No. 02-168, 2008 WL 906254 (D.N.J. Mar. 31, 2008); *Schnall v. Annuity & Life Re (Holdings), Ltd.*, No. 3:02 CV 2133, 2007 WL 2936242 (D. Conn. Oct. 5, 2007); *Dodge v. Cambrex Corp.*, No. 03-CV-4896, 2007 WL 608365 (D.N.J. Feb. 23, 2007); *In re Abbott Laboratories*, No. 99 C 7246, 2004 WL 726130 (N.D. Ill. Mar. 31, 2004).

7/ *See In re Allied Capital Corp. Secs. Litig.*, No. 02 Civ. 3812, 2003 WL 1964184, at *1; Order at 6.

thoroughly investigated, and entirely disproved allegations. Specifically, Ms. Nadoff alleges that Allied's directors breached their fiduciary duties in three respects:

1. Allied's directors allowed the Company to overstate the value of its assets. (Compl. ¶ 2.) This allegation retreads well-worn ground – for which Ms. Nadoff offers no support and ignores contrary facts. In dismissing Ms. Nadoff's 2003 securities class action against Allied that made the same allegations of overvaluation (but with greater specificity), Judge Lynch found that "[t]here is simply no basis on which to infer that Allied's valuation of its investments was in fact incorrect or inflated, and thus no basis to infer that Allied's accounting policies resulted in fraudulent overvaluation." *In re Allied Capital*, 2003 WL 1964184, at *4. Moreover, in the five years since commencing their investigations, with which Allied has voluntarily cooperated and in which it has produced millions of pages of documents, neither the SEC nor the DOJ has made any findings or initiated any proceedings alleging that Allied overvalued its portfolio. (Compl., Ex. F at 4.) In 2007 – after a 3½ year investigation during which it reviewed the millions of pages of documents that Allied had produced and interviewed Allied personnel – the SEC found only that Allied did not maintain sufficient documentation for the valuation of certain portfolio company investments between 2001 and 2003 but nevertheless explicitly *endorsed* the valuation process that Allied has used since 2003. (Compl. ¶ 39.)

2. Allied directors permitted the Company to improperly obtain phone records. (Compl. ¶ 2.) Ms. Nadoff also repeats allegations that were the subject of a 2006 investigation by the U.S. Attorney's Office into whether Allied's management authorized private investigators to improperly obtain phone records from certain vocal critics. Allied not only cooperated with the investigation, but its Board also established an independent committee, advised by its own counsel, to thoroughly review the matter. In the nearly two years since that investigation began,

no proceedings or charges have been filed against Allied or anyone else associated with Allied (Compl., Ex. F at 5), and Allied's Board long ago adopted and implemented the recommendations of the independent committee. (*Id.* at 5; Feb. 6, 2007 Press Release at www.alliedcapital.com.)[8]

3. <u>Allied's directors failed to prevent a former BLX employee from committing fraud</u>. Ms. Nadoff also asserts that Allied's directors breached their fiduciary duties by failing to prevent one employee (Patrick Harrington) at a branch office of BLX – which, as stated, was just one of the 140-plus companies in which Allied invested – from committing fraud against BLX and the Small Business Administration ("SBA"). (Compl. ¶ 22.) Ms. Nadoff ignores publicly-available facts of which this Court can take judicial notice:

- At the sentencing for his guilty plea, BLX's former employee told the court that even though prosecutors told him that his sentence could be reduced if he implicated BLX's management in his fraudulent activities, he "ha[d] no evidence that would implicate . . . anyone [] above him at BLX." Sentencing Supplement at 2, *United States v. Harrington*, No. 06-CR-20662-AC-MKM (E.D. Mich. Nov. 11, 2008) (attached hereto as Exhibit B). Mr. Harrington also "took a privately administered polygraph by a highly respected polygraph examiner on that issue" and the examiner found that Mr. Harrington was telling the truth when he asserted that no one above him at BLX was involved in his fraudulent scheme. *Id.* at 3.

- The sentencing judge found that BLX was the innocent victim of the fraudulent misconduct of its former employee, not a knowledgeable participant, and the court ordered restitution to BLX of $30 million. *See* Press Release, U.S. Department of Justice, Former SBA Loan V.P. Sentenced to Ten Years in Fraud Scheme (Nov. 13,

[8] A court may properly consider materials referenced in the complaint when considering a motion to dismiss. *Pisciotta v. Shearson Lehman Bros.*, 629 A.2d 520, 525 n.10 (D.C. 1993); *see also In re XM Satellite Radio Holdings Secs. Litig.*, 479 F. Supp. 2d 165, 174 n.8 (D.D.C. 2007).

2008) (available at http://www.usdoj.gov/usao/mie/press/2008/2008-11-13_pharrington.pdf).[9]

- Allied is a shareholder in BLX, which is a separate company from Allied with its own Board of Directors. If BLX and its senior management were the innocent victims of their former employee's fraud – as both the perpetrator admitted and the sentencing judge found – then Allied was also a victim, and was one further step removed from the misconduct.

Most significantly for present purposes, Ms. Nadoff asserts no facts suggesting that any officer or director of Allied was complicit in the former BLX employee's fraudulent conduct or was aware of it when it occurred. That is consistent with what the perpetrator admitted and the court in Michigan found.

C. Ms. Nadoff Filed Three Defective Complaints Against Allied and/or Its Board

Since 2002, Ms. Nadoff has sought to profit from the short sellers' campaign against Allied and from the subsequent government investigations. Indeed, within two weeks of a May 2002 speech by hedge fund trader Mr. Einhorn, who first questioned Allied's valuation of its portfolio, Ms. Nadoff filed her first lawsuit, a putative securities class action in the Southern District of New York, that parroted Mr. Einhorn's supposed concerns. As already noted above, that suit was dismissed with prejudice, and without any appeal filed. *See In re Allied Capital*, 2003 WL 1964184, at *1.

Second, Ms. Nadoff filed a derivative action, nearly identical to this one, in this Court on February 13, 2007 – within a month of Mr. Einhorn's publicizing a letter he wrote attacking

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[9] Other courts in parallel proceedings against other defendants involved in the same fraud have likewise concluded that BLX was the victim of this misconduct. *See, e.g.*, Order, *United States v. Khan*, No. 06-20664 (E.D. Mich. Feb. 20, 2008), at 3 ("even if certain BLX agents and employees are culpable for their own fraudulent conduct, BLX as an entity, its shareholders and the SBA are still aggrieved victims"); *see also, e.g.*, Judgment, *United States v. Lazenby*, No. 07-20002 (E.D. Mich. Nov. 5, 2007) (ordering defendant to pay restitution to BLX).

Allied.[10] Defendants moved to dismiss the derivative lawsuit because Ms. Nadoff filed it without "making a demand" on Allied's Board of Directors, which has the responsibility to review a shareholder's allegations and determine whether to initiate litigation on the company's behalf. In an effort to avoid dismissal, Ms. Nadoff filed an amended complaint on May 14, 2007, alleging in the alternative either (1) that the Board's independence was so compromised that submitting a demand would have been "futile," or (2) that the open letter attacking Allied by *short seller* Mr. Einhorn qualified as Ms. Nadoff's own demand. (Order at 4-6.)

Defendants moved to dismiss the amended complaint, arguing that (1) Ms. Nadoff had not made demand on the Board as she was required to do under Maryland law; (2) Mr. Einhorn's letter did not satisfy her obligation to make a demand on the Company before bringing suit in the name of the Company; and (3) Ms. Nadoff's amended complaint failed to allege facts demonstrating that any Board member was incapable of fairly evaluating a shareholder demand to bring suit, if such a demand had been made. (*Id.* at 6.) Judge Alprin promptly dismissed the amended complaint.

Judge Alprin first found that Ms. Nadoff had not made any demand on Allied's Board, and he rejected her reliance on the letter sent to the Board by the short-seller Einhorn, ruling that it was no substitute for a proper demand. (*Id.* at 5.) Judge Alprin further noted that the demand requirement "was established to prevent abuse of the shareholder derivative claim," and that any exception to it should be limited to "extraordinary circumstances." (*Id.*)

Judge Alprin then expressly rejected Ms. Nadoff's attempts to demonstrate that a demand would have been futile. Specifically, he rejected her conclusion that the Board members lacked

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[10] *See* Carol S. Redmond, *Greenlight Heads to a Courtroom*, WALL ST. J. (Jan. 29, 2007) ("A week ago, [Einhorn] made public a letter sent by Greenlight to Allied Capital's board, alleging the company failed its shareholders by ignoring signs that suggested trouble with loan documents at BLX.").

the independence and integrity to assess fairly her demand, based on her unsupported allegations that all the Board members were involved in the wrongdoing. (*Id.* at 6) Judge Alprin's ruling that Ms. Nadoff should have presented her demand to the Board in the first instance was a judicial affirmation that the Board was qualified and able to exercise its business judgment to determine whether a lawsuit should be brought on behalf of the Company. (*Id.*)

D. Allied's Board Appointed a Special Committee To Conduct a Thorough Investigation into Ms. Nadoff's Allegations

Two and a half months after Judge Alprin's dismissal order, Ms. Nadoff wrote to Allied's Board demanding that it initiate the same derivative action Judge Alprin had just dismissed. (Compl., Ex. A, at 1-2.) Notwithstanding that the Board had no legal obligation to respond to Ms. Nadoff's letter, *see infra* at 13-14, the Board nevertheless appointed a Special Committee, empowered it to conduct a thorough investigation of Ms. Nadoff's allegations, and asked the Committee to report its conclusions and recommendations to the full Board.

The Special Committee consisted of Marc Racicot (among other things, the former Governor of Montana), Alex Pollock (the former President and CEO of the Federal Home Loan Bank of Chicago), and Lawrence Hebert (the former President and CEO of Riggs Bank). Not only were all three highly qualified and independent, but Ms. Nadoff did not make any specific allegation that any one of the independent directors had engaged in wrongdoing (beyond merely being members of Allied's Board). (Compl., Ex. F., at 2-3.) Within weeks of receiving Ms. Nadoff's demand, the Committee began a methodical investigation of the issues raised.

At its first meeting, the Committee engaged prominent and independent legal counsel from DLA Piper to advise it and to guide its deliberations: Earl J. Silbert, who had served as U.S. Attorney for the District of Columbia during his 20 years of government service, led the DLA Piper team; Mr. Silbert was assisted by DLA Piper partner David Clarke, Jr., who has spent more than two decades advising the boards of directors of public companies and litigating cases involving issues of securities and corporate law. (*Id.* at 3.)

Over the next seven months, the Committee and its counsel thoroughly examined the issues raised by Ms. Nadoff's allegations. They reviewed thousands of pages of documents, including filings from civil and criminal proceedings relating to BLX, corporate financial statements and disclosures, transcripts of congressional testimony, minutes of meetings of BLX's Board of Managers, minutes of Allied's own Board meetings, audit reports, BLX loan files, e-mails, and data from the financial markets. (*Id.* at 3-4.)

During the course of the investigation, Mr. Silbert's team interviewed former and current members of Allied and BLX management. (*Id.* at 3.) The Committee also met multiple times to discuss the investigation's progress, consult with counsel, and determine how best to respond to Ms. Nadoff's demand that the Company initiate a lawsuit against its directors. (*Id.* at 3-4.)

On two separate occasions, the Committee invited Ms. Nadoff to submit any information that might assist its investigation. Ms. Nadoff, however, ignored the Committee's requests. (*Id.* at 3.)

At the end of its review, the Committee prepared a privileged and confidential 40-page report analyzing each of Ms. Nadoff' allegations. (*Id.* at 3-4.) Governor Racicot then reported the Committee's findings to the Board and recommended on behalf of the Committee that the Board take no further action. (*Id.* at 4.) The Board resolved to adopt the recommendation of the Special Committee and not to initiate this lawsuit. (*Id.* at 5.)

E. The Board Details Its Investigation and Conclusions for Ms. Nadoff

Mr. Silbert promptly informed Ms. Nadoff of the Board's decision; she responded with a request for "all reports and documents created by or on behalf of the special committee concerning its investigation, conclusion and recommendation, as well as all underlying documents." (Compl., Ex. E at 1.) She threatened to sue yet again if Allied denied her request. (*Id.*)

Ms. Nadoff asserts in her Complaint that the "only information" provided in response to her request "was the identity of the three directors who comprised the Special Committee." (Compl. ¶ 5.) But, as the letter Ms. Nadoff attached as Exhibit F to her Complaint – and for the Court's convenience it is attached to this motion as Exhibit C – plainly demonstrates, this allegation is grossly inaccurate. (*See* Exhibit C; Compl., Ex. F.) Allied's counsel responded to Ms. Nadoff's request with a detailed, single-space, 6½ page letter that recited the process by which the Board set up the Special Committee to investigate her allegations; set forth the Special Committee's work and conclusions; and explained why the Board believed that her further request for the release of the actual privileged work product of the Special Committee was neither necessary, nor required, nor in the best interest of Allied's 180,000 other shareholders. (*See id.*)[11]

[11] Specifically, the Board considered that complying with Ms. Nadoff's document request might irrevocably waive certain protections, including the attorney-client privilege and attorney work product doctrine, that would otherwise protect certain sensitive material from discovery in ongoing legal proceedings. (*See* Exhibit C at 5; Compl. Ex. F at 5.) All of the information relevant to determining whether the Board properly exercised its business judgment was set forth in the 6 ½ page letter provided to Ms. Nadoff.

ARGUMENT

A fundamental principle of corporate law is that "directors, rather than shareholders, manage the business and affairs of the corporation." *Aronson v. Lewis*, 473 A.2d 805, 811 (Del. 1984) (citing 8 Del. C. § 141(a)); *see also White v. Panic*, 783 A.2d 543, 550 n.18 (Del. 2001) (citing *Aronson*, 473 A.2d at 811-12);[12] *Werbowsky v. Collomb*, 766 A.2d 123, 133 (Md. 2001) (shareholders "are the owners of the company but not its managers"). Accordingly, courts defer to the Board's management of corporate affairs, and a plaintiff may file a derivative suit only if she demonstrates that the corporation either refused or would have refused "to proceed after suitable demand" on the corporation's board of directors. *Kamen v. Kemper Fin. Servs., Inc.*, 500 U.S. 90, 95-96 (1991).

Because a shareholder who files a derivative suit on behalf of a corporation seeks to usurp the authority of the corporation's board and management to oversee the company's affairs and to bind the corporation and all other shareholders to her litigation strategy, derivative suits are "disfavored," subject to exacting judicial scrutiny, and permitted to proceed only in "exceptional situations." *See Labovitz v. Washington Times Corp.*, 900 F. Supp. 500, 504 (D.D.C. 1995), *aff'd*, 172 F.3d 897 (D.C. Cir. 1999).

As a consequence, courts measure whether the corporation's board of directors appropriately rejected a shareholder's demand under the permissive "business judgment rule," which "insulates business decisions from judicial review absent a showing that the officers acted fraudulently or in bad faith." *NAACP*, 679 A.2d at 559. According to that standard, courts "will not second-guess the actions of directors." *Id.* (internal citations and quotations omitted). Rather, the decision of a Board not to initiate a lawsuit on behalf of the shareholders they were

[12] As in many jurisdictions, except where there is a conflict, Maryland courts often look to Delaware law when analyzing issues of corporate law. *See Werbowsky*, 766 A.2d at 143.

elected to represent must be respected absent a particularized showing of bad faith or actions clearly outside the realm of business judgment. *See Bender v. Schwartz*, 917 A.2d 142, 152 (Md. App. 2007).

It is against this backdrop that the Court must also apply the familiar standards governing a motion to dismiss; that it must accept "all allegations in the [c]omplaint [as true] and view [] them in a light most favorable to the non-moving party," *Darrow v. Dillingham & Murphy, LLP*, 902 A.2d 135, 137-38 (D.C. 2006) (citations omitted), but "need not accept as true the plaintiff's legal conclusions," *Agomo v. Willliams*, No. 02-0006520, 2003 WL 21949593, at *4 (D.C. Super. Ct. Jun. 12, 2003), and should not "accept inferences or conclusory allegations that are unsupported by the facts set forth in the complaint," *Bannum, Inc. v. Sawyer*, 251 F. Supp. 2d 7, 10 (D.D.C. 2003).

I. *RES JUDICATA* BARS PLAINTIFF'S REPETITIVE LITIGATION

As noted above, because of their special nature, derivative actions can proceed only where specifically circumscribed conditions have been met. Since 1979, District of Columbia procedure requires a shareholder to make a binding initial decision about how to pursue her claims: either (1) make a demand on the company's board to initiate an action, which is the preferred course, or (2) proceed directly to Court and be prepared to show with particularity that making such a demand would have been futile. *See Bazata*, 400 A.2d at 314. When a plaintiff foregoes making a demand and instead files a complaint without giving the company's directors an opportunity to consider whether the litigation is in the shareholders' best interest, dismissal of the complaint for failing to adequately plead that demand would have been futile is a dismissal on the merits. *Id.* at 315-16. Thus, the principle of *res judicata* bars that plaintiff from a subsequent demand or the filing of another complaint. *Id.*; *see also Flocco v. State Farm Mut.*

Auto. Ins. Co., 752 A.2d 147, 153-54 (D.C. 2000) (citing *Bazata*, 400 A.2d at 316); *Clay v. Faison*, 583 A.2d 1388, 1390 n.5 (D.C. 1990) (citing *Bazata*, 400 A.2d at 313-15); *Smith v. Jenkins*, 562 A.2d 610, 613 (D.C. 1989) (the doctrine of *res judicata*, on which *Bazata* is based, dictates that a decision on the merits bars further litigation between the parties on issues that were or could have been raised in the initial suit.)[13]

At least nine different attorneys have represented Ms. Nadoff in her three separate derivative complaints and/or amended complaints filed in this Court, all of whom are deemed to be aware of the *Bazata* rule. Ms. Nadoff specifically chose to bypass Allied's Board and instead filed a derivative lawsuit (and then an amended complaint) in the Company's name alleging that making demand on the Board would have been futile. Her gamble did not pay off: Judge Alprin held that Ms. Nadoff failed to show that demand would have been futile and that she should therefore have made a demand on the Board before filing suit; on that basis, Judge Alprin dismissed her suit. (*See* Order, at 6-7.)[14] Under what has been binding Court of Appeals precedent since 1979, Judge Alprin's order dismissing Ms. Nadoff's amended complaint is an adjudication on the merits. *Bazata*, 400 A.2d at 315-16. As a result, Ms. Nadoff cannot now revive her suit, even though she has now belatedly reversed course and made a demand. *Bazata*

13/ This longstanding policy thereby encourages shareholders to make demand on the board where appropriate, rather than rushing to the courthouse with a precipitous lawsuit in the name of the company. The *Bazata* rule also has the important benefit of deterring professional plaintiffs, like Ms. Nadoff, from foregoing the demand requirement.

14/ The Court's review of the Order and pleadings in plaintiff's previous suit does not amount to consideration of "matters outside the pleading" and is proper in this motion to dismiss on *res judicata* grounds. *See Smith v. Public Defender Serv. for D.C.*, 686 A.2d 210, 212 (D.C. 1996) (holding that defendant's attachment and court's consideration of opinions, orders, brief, and transcript related to previous litigation did not convert motion to dismiss based on *res judicata* into motion for summary judgment).

is unambiguous: Ms. Nadoff's current complaint is barred by *res judicata* and must be dismissed.

II. PLAINTIFF CANNOT FAIRLY AND ADEQUATELY REPRESENT THE INTERESTS OF ALLIED'S SHAREHOLDERS

Even if *Bazata* did not bar plaintiff's suit, uncontested facts demonstrate that, as a matter of law, Ms. Nadoff is not an appropriate derivative plaintiff. District of Columbia law prohibits derivative actions brought by plaintiffs who do not "fairly and adequately represent the interests" of non-party shareholders. Superior Court Civ. R. 23.1; *see also Bennett v. Damascus Cmty. Bank*, No. 267722-V 2006, WL 2458718, at *4 (Md. Cir. Ct. Apr. 6, 2006) (discussing the necessity for fair and adequate representation by a derivative plaintiff). Ms. Nadoff cannot satisfy this standard.

Ms. Nadoff's shortcomings as a derivative plaintiff are abundant and plain:

- She owns only 100 of Allied's approximately 180 million outstanding shares. *See Smith v. Ayres*, 977 F.2d 946, 948 (5th Cir. 1992) (citing plaintiff's small stake in a company as evidence weighing against fair and adequate representation).

- She is the only Allied shareholder (out of approximately 180,000 total shareholders) to have brought a derivative action against Allied's directors and officers. *See Larson v. Dumke*, 900 F.2d 1363, 1367 (9th Cir. 1990) (holding the "degree of support received by the plaintiff from other shareholders" to be relevant in assessment of fair and adequate representation).

- Ms. Nadoff has consistently and repeatedly aligned herself with short sellers of Allied stock, whose financial interests are diametrically opposed to those of Allied's shareholders. *See Larson*, at 1367 (to be a fair and adequate representative, plaintiff must be "free from economic interests that are antagonistic to the interests of the class").

- She is a serial litigant, who has filed four complaints (including one amended complaint) against Allied, has made demand on Allied's Board, and has filed five other suits against companies or their directors. *See In re JP Morgan Chase & Co. S'holders Derivative Litig.*, No. D8 Civ 974, 2008 WL 4298588, at *1, 10 (S.D.N.Y. Sept. 19, 2008) (noting widespread concern over abusive professional plaintiffs in securities litigation and refusing to permit serial litigants to pursue derivative claims).

Ms. Nadoff is not a concerned Allied shareholder; she is a professional plaintiff seeking to extract a nuisance settlement from a company in which she owns a nominal amount of stock. Moreover, as Allied's Board explained to Ms. Nadoff in August 2008, acceding to her demands will potentially compel disclosure of privileged and confidential material relevant to other legal proceedings in which Allied is involved, to the detriment of Allied and all its shareholders. (Exhibit C at 5; Compl., Ex. F, at 5.) Permitting her to hijack the authority of Allied's highly qualified Board of Directors and to bring costly litigation that will undoubtedly harm the very shareholders she purports to represent would defy the clear purpose of Superior Court Rule 23.1. The Court should dismiss the lawsuit on this basis alone.

III. PLAINTIFF FAILED TO PLEAD FACTS REBUTTING THE BUSINESS JUDGMENT RULE'S PRESUMPTION THAT THE BOARD ACTED REASONABLY

Significantly, even if this action were not barred by *Bazata* or by the fact that Ms. Nadoff is not a fair and adequate shareholder representative, this Court should nevertheless dismiss Ms. Nadoff's complaint because she has not pled a basis for ignoring the considered business judgment of Allied's Board of Directors not to pursue this derivative action. Under Maryland law, which governs this substantive question, *see infra* at 3 n.2, where a board rejects a shareholder's demand that it initiate litigation, the shareholder may prosecute the suit derivatively only on a showing that the Board's rejection of her demand was in bad faith or premised on fraud. *See NAACP*, 679 A.2d at 559. Ms. Nadoff has pled *no* facts even suggesting that the Board acted either in bad faith or fraudulently when it decided not to pursue this lawsuit. Her suit therefore fails as a matter of law.

Demonstrating either bad faith or fraud requires that plaintiff plead "more than mere suspicions and [] state a claim in particular, rather than conclusory terms." *Bender*, 917 A.2d at

152-53. While plaintiff baldly asserts that the Board's investigation of her demand "was not conducted independently and in good faith" (Compl. ¶ 6), she pleads no facts that would support such a conclusion and instead ignores the ample contrary evidence in the record.

First, plaintiff does not allege that the Board lacked sufficient independence to evaluate her claims. Indeed, she could not have made such an allegation, given both Judge Alprin's decision, which affirmed the Board's independence and ability to fairly consider a demand, and her own decision to submit a demand to the Board. *See* Order at 6; *Bender*, 917 A.2d at 152 (plaintiff who makes demand is "deemed to have waived any claim [she] might otherwise have had that the board cannot independently act on the demand") (emphasis omitted).

Second, Ms. Nadoff does not and cannot challenge the bona fides of either the committee members to whom the Board entrusted investigation of Ms. Nadoff's allegations or the independent counsel the committee engaged.

Third, although Ms. Nadoff never actually contests the adequacy of the process by which the Board addressed her demand, she nevertheless offers scattershot insinuations recapitulating the supposed merits of the claims she urged the Board to pursue and thereby seeking to impugn the Board's business judgment.[15] Having neglected to challenge the good faith of the Board's investigation of her allegations, however, she cannot now revisit the Board's business judgment.

Fourth, Ms. Nadoff's failure to contest the adequacy of the Board's response to her demand is unsurprising, given that the Board more than satisfied all legal standards laid out by

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[15] This case is similar to *In re Boston Scientific Corp. Shareholders Litigation*, No. 02 Civ 247, 2007 WL 1696995 (S.D.N.Y. Jun. 13, 2007). There, the court noted that, to the extent that the plaintiffs put good faith at issue, they did so "only by attacking the substance of the Board's opinion, and they [did] that, essentially, by re-asserting the merits of the lawsuit they would like the Board to commence." *Id.* at *6. Applying Delaware law, the court held that "the potential merits of the lawsuit itself are not at issue in the context of a motion to dismiss for failure to show wrongfulness of a demand refusal" and that the plaintiffs' arguments "cannot vitiate the business judgment rule." *Id.*

Maryland law (as explained to her in the August 6, 2008 letter that she attached to her complaint (*see* Exhibit C; Compl., Ex. F)). When reviewing whether a board's response to a demand was appropriate, courts place "special emphasis on whether committees engaged independent counsel" and "whether an investigating committee produced a report, the length of such report, and whether it documented the committee's procedures, reasoning, and conclusions." *Bender*, 917 A.2d at 155-56. They also consider: "whether the committee properly identified the claims at issue"; "reviewed the testimony of the interviewed directors, officers, and employees"; "reviewed documents regarding [the] complained-of transactions"; and "the number of times the demand committee met." *Id.* at 156 (citations omitted); *see* RALPH C. FERRARA ET AL., SHAREHOLDER DERIVATIVE LITIGATION: BESIEGING THE BOARD §§ 15.07-15.09 (Law Journal Seminars-Press 1995 ed. & Supp. 2008) (noting the variability of reasonable investigations and citing the hiring of counsel, collection and review of documents, and questioning of witnesses as indications of an appropriate investigation).

In this case, Allied's Board appointed a Special Committee comprised of directors about whom Ms. Nadoff had made no individual allegations; the Special Committee engaged independent, expert legal counsel; and, over the course of a seven-month investigation, the Committee and counsel thoroughly examined plaintiff's allegations, reviewed thousands of pages of documents and testimony, interviewed current and former members of Allied and BLX management, and produced a forty-page report. (Exhibit C at 3-4; Compl. Ex. F at 3-4.) On the basis of that report and the Committee's recommendation, the Board declined Ms. Nadoff's demand.

Finally – in direct contradiction to Ms. Nadoff's allegations in her complaint – Allied provided Ms. Nadoff with a comprehensive explanation of the Special Committee's investigation, recommendations, and the reasons for the Board's refusal of her demand. (*See* Exhibit C; Compl. Ex. F.) The Board declined only to provide the actual report to Ms. Nadoff, on the ground that providing the report to her might undermine Allied's own privilege and work product claims in parallel litigation, to the detriment of the Company and its 180,000 other shareholders. In any event, the Board's August letter to Ms. Nadoff is sufficiently extensive to demonstrate on its face that the Board's investigation was reasonable.[16] In short, plaintiff's failure to attack the sufficiency of the Board's investigation may be read as a concession that this exhaustive examination of her claims fell well within the parameters of the business judgment rule.

Under Maryland law, the defendants' investigation of Ms. Nadoff's demand and their subsequent decision not to pursue the proposed litigation are presumed reasonable, absent a showing of fraud or bad faith. Having pled *no* facts that would call that presumption into question – and in the face of a record supporting both the good faith and adequacy of the Board's inquiry – plaintiff has not cleared the high hurdle she faces to overcome the Board's decision not to initiate suit. As such, her complaint should be dismissed.

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[16] Plaintiff complains that she has not been provided a copy of the Committee's actual report. In reviewing plaintiff's broad request for "all reports and documents created by or on behalf of the special committee" and "all the underlying documents" (Exhibit C, at 1; Compl., Ex. F, at 1.), the Board considered the fact that Ms. Nadoff is a serial litigant and an ally of short sellers. The corporation and its shareholders' interests are not served by having a highly sensitive report in the public domain, especially while government investigations and civil litigation against Allied remain pending. Strictly complying with plaintiff's request could result in a waiver of Allied's privileges and protections in these proceedings. Defendants responded appropriately to plaintiff's information request, providing her with an extremely detailed letter that fully described the bases for the Board's decision while still taking precautions to preserve the corporation's privileges and protections in other proceedings. *See Levine v. Smith*, 591 A.2d 194, 214 (Del. 1991) (stating that in responding to a shareholder's demands "there is [] no prescribed procedure that a board must follow"). Under the circumstances, the Board's response to plaintiff's sweeping document request was entirely reasonable. Allied is, of course, willing to provide a copy of the report to the Court for *in camera* review, if necessary.

CONCLUSION

For the reasons stated, the complaint should be dismissed with prejudice.

Oral Hearing Requested

Dated: November 26, 2008

/s/ Thomas F. Connell

Ronald C. Machen (D.C. Bar # 447889)
Thomas F. Connell (D.C. Bar #289579)
Christopher Davies (D.C. Bar #465366)
Jonathan E. Paikin (D.C. Bar #466445)
WILMER CUTLER PICKERING
HALE and DORR LLP
1875 Pennsylvania Ave., N.W.
Washington, DC 20006
(202) 663-6000

ronald.machen@wilmerhale.com
thomas.connell@wilmerhale.com
christopher.davies@wilmerhale.com
jonathan.paikin@wilmerhale.com

Counsel for Defendants

CERTIFICATE OF SERVICE

I hereby certify that, on this 26th day of November 2008, I have caused true and correct copies of the foregoing Defendants' Motion To Dismiss, Memorandum of Points and Authorities in Support of the Motion To Dismiss, Proposed Order, and Defendant Allied Capital Corporation's Rule 7.1 Corporate Disclosure Statement to be served in the manner indicated:

via Eservice:

William H. Anderson, Esq.
CUNEO GILBERT & LADUCA, LLP
507 C Street, N.W.
Washington, D.C. 20002

Roger M. Adelman, Esq.
LAW OFFICES OF ROGER M. ADELMAN
1100 Connecticut Avenue, N.W.
Suite 730
Washington, DC 20036

Evan J. Kaufman, Esq.
COUGHLIN STOIA GELLER
RUDMAN & ROBBINS LLP
58 South Service Road, Suite 200
Melville, NY 11747

Nancy M. Juda, Esq.
COUGHLIN STOIA GELLER
RUDMAN & ROBBINS LLP
1100 Connecticut Avenue, N.W.
Suite 730
Washington, DC 20036

via U.S. mail:

Jonathan W. Cuneo, Esq.
CUNEO GILBERT & LADUCA, LLP
507 C Street, N.W.
Washington, D.C. 20002

Samuel H. Rudman, Esq.
COUGHLIN STOIA GELLER
RUDMAN & ROBBINS LLP
58 South Service Road, Suite 200
Melville, NY 11747

Deborah R. Gross, Esq.
Robert P. Frutkin
LAW OFFICES OF BERNARD M. GROSS, P.C.
Wanamaker Building, Suite 450
100 Penn Square East
Philadelphia, PA 19107

/s/ Thomas F. Connell
Thomas F. Connell

SUPERIOR COURT OF THE DISTRICT OF COLUMBIA

RENA NADOFF, on behalf of herself, and Derivatively, on behalf of ALLIED CAPITAL CORPORATION Plaintiff, v. **WILLIAM L. WALTON**, *et al.* Defendants.	**Case No. 2008 CA 007108 B** **Calendar 1- Judge Fisher** **Next Court Date: January 9, 2009** **Event: Initial Conference**

INDIVIDUAL DEFENDANTS' AND NOMINAL DEFENDANT ALLIED CAPITAL CORPORATION'S MOTION TO DISMISS PLAINTIFF'S VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT

Pursuant to D.C. Super. Ct. Rules 12(b)(6) and 23.1, Defendants respectfully move to dismiss Plaintiff's Verified Shareholder Derivative Complaint with prejudice. Prior to filing this motion, counsel for Defendants conferred with Plaintiff's counsel pursuant to D.C. Super. Ct. Rule 12-I(a). Plaintiff does not consent to the motion. The three separate and independent reasons for dismissal are set forth in greater detail in the accompanying Memorandum of Points and Authorities. They are stated briefly below:

First, this is the second derivative action Ms. Nadoff has filed in this Court purportedly on behalf of Allied Capital Corporation. The first was dismissed by the Honorable Geoffrey M. Alprin on July 25, 2007. Under binding Court of Appeals precedent, this second suit is barred by *res judicata*. *See Bazata v. National Insurance Co. of Washington*, 400 A.2d 313 (D.C. 1979).

Second, this action must also be dismissed because Ms. Nadoff "does not fairly and adequately represent the interests of the shareholders." Superior Court Civ. R. 23.1. Ms. Nadoff is a serial litigant, owns only 100 out of Allied's approximately 180 million outstanding shares, and has openly aligned herself with short sellers of Allied stock, whose financial interests are diametrically opposed to those of Allied's shareholders.

Third, this action is also barred by the business judgment rule. After Judge Alprin dismissed her first derivative lawsuit in July 2007, Ms. Nadoff sent a demand letter (dated October 5, 2007) to Allied's Board of Directors, asking the Company to initiate this lawsuit. Allied promptly appointed a Special Committee which conducted an extensive investigation into her allegations and recommended against filing this lawsuit. The Board's proper exercise of its business judgment to accept the recommendation of the Special Committee cannot be second-guessed absent a showing of fraud or bad faith on the Board's part; something Ms. Nadoff has not alleged and cannot allege.

Dated: November 26, 2008

Respectfully submitted,

/s/ Thomas F. Connell

Thomas F. Connell (D.C. Bar #289579)
Christopher Davies (D.C. Bar #465366)
Jonathan E. Paikin (D.C. Bar #466445)
Ronald C. Machen (D.C. Bar # 447889)
WILMER CUTLER PICKERING
HALE and DORR LLP
1875 Pennsylvania Ave., N.W.
Washington, DC 20006
(202) 663-6000

ronald.machen@wilmerhale.com
thomas.connell@wilmerhale.com
christopher.davies@wilmerhale.com
jonathan.paikin@wilmerhale.com

Counsel for Defendants

SUTHERLAND

1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415
202.383.0100 Fax 202.637.3593
www.sutherland.com

ATLANTA
AUSTIN
HOUSTON
NEW YORK
TALLAHASSEE
WASHINGTON DC

CYNTHIA M. KRUS
DIRECT LINE: 202.383.0218
Internet: cynthia.krus@sutherland.com

December 10, 2008

SEC Mail
Mail Processing
Section

DEC 10 2008

Washington, DC
109

VIA COURIER

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Form 40-33 - Civil Action Documents Filed on Behalf of Allied Capital Corporation--File No. 814-00138

Ladies and Gentlemen:

On behalf of Allied Capital Corporation, enclosed herewith for filing, pursuant to Section 33 of the Investment Company Act of 1940, is a copy of the motion to dismiss filed in the Superior Court of the District of Columbia, captioned Rena Nadoff v. Walton, et al., 2008 CA 007108 B.

If you have any questions regarding this submission, please do not hesitate to call me at (202) 383-0218.

Sincerely,

Cynthia M. Krus

Enclosure

END